November 28, 2017

Accelera Innovations, Inc.

20511 Abbey Lane

Frankfort, IL 60423

To: Geoff Thompson Dear Geoff,

I am writing you to officially tender my resignation as Chief Strategic Officer and Interim Chief Operating Officer from Accelera Innovations, Inc. effective immediately.

While I greatly appreciated my time with the Accelera Innovations, Inc., a variety of recent developments require that I leave the company and pursue a different path.

I also envision the possibility that future endeavors, including my current role as CEO of another company, may present questions regarding fiduciary responsibilities and other ethical concerns.

I believe this decision is in the best interest of the company, the shareholders as well as myself.

I wish you the best of luck moving forward. Please let me know if I can be of any further assistance.

Sincerely,

Cynthia Boerum